Exhibit 99.1

ECARX and SiEngine to Collaborate with FAW on Digital Cockpit Platform Leveraging SiEngine’s SE1000

London, UK – 6 February 2023 – ECARX (Nasdaq: ECX), a global mobility tech provider, and SiEngine1, a leading automotive semiconductor company and investee of ECARX, have established a strategic collaboration with FAW, a leading automaker in China, to work on the development of world-leading high-performance digital cockpits based on the SE1000 System-on-a-Chip (SoC) from SiEngine. The new digital cockpit is planned for mass production by the end of 2023 and will roll out to empower FAW vehicles.

Based on ECARX’s high-performance digital cockpit computing platform code named E04 which is embedded with the SE1000 7nm SoC from SiEngine, FAW and ECARX will collaborate to develop the next digital cockpit intended for use in future FAW models. Planned for mass production by the end of 2023, the platform is the first to combine ECARX’s self-developed hardware computing module, global vehicle operating system, and software stack, with the SiEngine high-performance automotive-grade digital cockpit SE1000 SoC. It also supports Android Automotive and GAS-based Google services and experiences from its eco-system for the global market, collectively empowering automakers to deliver a market-leading smart cockpit solution.

The SE1000 SoC utilizes a 7nm AI processor combined with 8.8 billion transistors specifically designed for use in digital cockpits to meet the high performance, high reliability, and high security needs of automotive-grade hardware.

SE1000 adopts the industry-leading multi-core heterogeneous architecture design and high-performance computing cluster, with 8-core CPU, 14-core GPU, and independent NPU with 8 TOPS AI computing power, which can support the development of intelligent driving functions, providing a high computing power foundation for the digital cockpit computing platform. At the same time, its powerful audio and video processing capabilities can support up to seven high-definition screen outputs and 12 video signal inputs, and it is the first in the industry to be equipped with dual HiFi 5 DSP processors. SE1000 also has built-in independent function safety islands and information safety islands. Different processor clusters independently serve different functional domains and integrate system safety functions of ASIL-B level, greatly improving the real-time, safety and data privacy of the system.

1 SiEngine is a joint venture between ECARX and ARM China in which ECARX is the largest shareholder.

The ECARX high-performance digital cockpit computing platform demonstrates ECARX’s extensive technical know-how and integrated customer-service approach, combined with its mass production experience developed from the 3.7 million cars already on the road with ECARX technology onboard. By leveraging the synergy between ECARX’s self-developed in-vehicle operating system and full-stack safety solution, the platform can give full play to the superior computing power of the SE1000 SoC. The platform is also the first in the digital cockpit field to adopt LPDDR5 high-speed memory modules, significantly increasing processing speed to bring excellent performance experience.

Ziyu Shen, Chairman and CEO of ECARX, and Chairman of SiEngine, said, “By combining ECARX hardware and software into a single computing platform, our new product maximizes performance, empowering global brands to create differentiated and personalized digital cockpit solutions. Chips and software are the cornerstones of automobile intelligent transformation.” He continued, “SE1000 is an advanced technology breakthrough, benchmarking against global leading products in design, processes, and performance. This collaboration with FAW recognizes the technology strength of both the ECARX computing platform and the SiEngine SE1000, with the potential to significantly grow ECARX’s reach.”

The collaboration between ECARX, FAW, and SiEngine is another important strategic milestone after ECARX listed on the Nasdaq on 21 December 2022. The platform marks the next step in ECARX’s mission to deliver a world-class vertically integrated full-stack computing system designed to reshape the future of smart mobility. Combined with the SE1000 SoC, the computing platform will provide consumers with a safer and more personalized intelligent travel experience. It is expected that two FAW Hongqi models equipped with the digital cockpit computing platform will be mass produced by the second half of 2023.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 3.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and has grown to almost 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group - one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Investor Contacts:
Adam Kay, +44 (0)7796 954086, adam.kay@ecarxgroup.com

Media Contacts:
Nikki Rooke, +44 (0)7790 019518, nikki.rooke@ecarxgroup.com

SOURCE ECARX Holdings, Inc.